# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BriaCell Therapeutics Corp., CIK 0001610820
CUSIP: 107930109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 3RD FLOOR, BELLEVUE CENTRE, 235-15TH STR, WEST VANCOUVER, British Columbia Canada (A1), V7T 2X1
Date of event which requires filing of this statement: 12/29/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001718996

## Reporting persons
- Copia Fund (Cayman) LP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 818,375; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 818,375 (5.1% of the class)

## Item 1. Issuer
Name of issuer: BriaCell Therapeutics Corp.
Address of issuer's principal executive offices: 3RD FLOOR, BELLEVUE CENTRE, 235-15TH STR, WEST VANCOUVER, BRITISH COLUMBIA, CANADA, V7T 2X1

## Item 2. Person Filing
Name of person filing: COPIA FUND (CAYMAN) LP
Address of principal business office or, if none, residence:
103 S. Church St., 2nd Flr., P.O. Box 472
George Town, Grand Cayman KY1-1106
Cayman Islands
Citizenship: CAYMAN ISLANDS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: CAYMAN ISLANDS REGULATED FUND

## Item 4. Ownership
Amount beneficially owned: 818375
Percent of class: 5.1
Sole power to vote or to direct the vote: 818375
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Copia Fund (Cayman) LP: Adam Lambert, General Partner (01/08/2024)